Sun Life Financial

Greig Woodring stepping down from the Board of Directors of
Sun Life Financial

TORONTO, ON – (June 2, 2017) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that A. Greig Woodring has resigned from the Board of Directors for personal reasons effective May 30, 2017 and his resignation has been accepted by the Board of Directors.

Sun Life thanks Mr. Woodring for his contributions and wishes him all the best for his future.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2017, Sun Life Financial had total assets under management of $927 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

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Media Relations Contact:	**Investor Relations Contact:**
Kim Armstrong	Greg Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 416-979-6207	T. 416-979-6230
kim.armstrong@sunlife.com	investor.relations@sunlife.com